Exhibit 1

****Commercial Terms Omitted and Filed

Separately with the Securities and Exchange Commission.

Confidential Treatment Requested Under 17 C.F.R. 240.24b-2

INSIDER TRADING POLICY — EXECUTION VERSION

INSIDER TRADING POLICY OF JACOBS HOLDING AG

adopted by the Board of Directors as of 8 March 2016

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Preamble

Jacobs Holding AG (“JAG”) is a professional investment and holding company. Its shareholders are the Jacobs Family Council, an association established under the laws of Switzerland, and the Jacobs Foundation, a foundation established under the laws of Switzerland. All three entities have their offices and domicile in Zurich.

JAG seeks to acquire stakes in public or private companies, either alone or with a strategic partner, members of the Jacobs family and/or designated directors, officers or employees.

The potential acquisition targets and the investments of JAG include companies with exchange-listed securities or securities admitted for trading on regulated markets. In the course of business activities, directors, officers, employees and advisors of JAG regularly obtain knowledge of price sensitive inside information with respect to potential targets, investments or other market participants.

Insider trading and price manipulation are criminal offences and the penalties for violating the law include imprisonment, monetary penalties and disgorgement of profits (see Annex 1).

This Insider Trading Policy aims to prevent the misuse of inside information or any assistance thereto and to assure compliance with applicable Swiss and other relevant legislation on insider trading and price manipulation in order to preserve the reputation and integrity of JAG and the group as a whole.

1	Scope

1.1	Scope of Application. This Insider Trading Policy applies to all directors, officers and employees of JAG as well as members of JAG’s Investment Committee and Advisory Board (“Persons”).

2	Inside Information, Insider Trading and Price Manipulation

2.1	Inside Information. Inside Information is any material non-public information or data related to such financial instruments, regardless of whether they are issued by or otherwise related to JAG or third parties, e.g. acquisition targets (“Inside Information”).

2.2	Materiality of Inside Information. Inside Information is considered to be material, if a reasonable investor would potentially consider it important in deciding whether to buy or sell the relevant financial instruments or if it would potentially impact the market price or valuation of such financial instruments when disclosed. Such information may include, e.g., changes in the board of directors or executive management, changes to the capital structure, a planned merger or an acquisition, financial results, development of major new products and other circumstances of similar importance, in particular the knowledge that JAG may execute an investment or divestment (front and parallel running).

2.3	Insider Trading. Trading comprises to sell or buy directly or indirectly or in concert with third parties or otherwise buy or dispose of or enter into any transaction (including any kind of equity-linked or derivative transactions) having an economic effect similar to that of a sale or a purchase of shares or other traded securities.

2.4	Price Manipulation. Price manipulation is considered as trading of securities or wilfully dissemination of misleading information with the intention of exerting a significant influence on the price of securities traded on a stock exchange or otherwise regulated market in order to secure an unlawful financial gain for oneself or another person.

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3	Rules and Guidelines of JAG to Prevent Insider Trading and Price Manipulation

3.1	General Ban on Insider Trading. In general, no one shall trade in financial instruments while he or she is in possession of Inside Information.

3.2	Non-Trading of Securities on Holding List during Blocking Periods. No Person shall trade in financial instruments issued by or otherwise related to companies included on the Holding List during blocking periods of the respective companies. Outside of blocking periods, trading requires prior approval (see specific rules set out under clause 4).

3.3	Non-Trading of Securities on Project List. Persons involved in a specific project for which a Project List has been opened shall not trade in financial instruments of the companies that are directly or indirectly affected by the project.

3.4	Ban on Trading with Regard to Baskets, Collective Investment Schemes and Investment Companies. All non-trading principles on trading referred to in this Insider Trading Policy (see clause 3.2 and 3.3) also apply to the trading in baskets, interests in collective investment schemes as well as participations in investment companies and similar financial instruments which include in their portfolio one or more financial instruments subject to such ban on trading and amounting to 25% or more of the total portfolio, if such quota may be determined by the Employee on the basis of publicly available information.

3.5	Forbidden Disclosure of Inside Information. No Person shall disclose Inside Information to

a.	anyone within JAG or any affiliated entity other than on a need-to-know basis; or

b.	any third party including family members or encourage any such third party to trade in financial instruments on the basis of such Inside Information; third parties including family members can be liable for insider trading or price manipulation if they trade while in possession of material Inside Information which has been misappropriated.

4	Holding List

4.1	Holding List. The Holding List contains companies with exchange-listed securities or securities admitted for trading on regulated markets of which JAG holds securities, e.g. securities of Barry Callebaut AG, Zurich (see Annex 2).

4.2	Communication of Holding List. Any change of the Holding List will be communicated to all Persons.

4.3	Principle: Non-Trading during Blocking Periods. As a principle, trading in securities on the Holding List is forbidden during blocking periods.

a.	As a general rule, blocking periods start on the first day after the completion of the quarterly, half-year and fully-year reporting period and end one day after the publication of the media release regarding the respective reporting period of a company on the Holding List.

b.	To the extent JAG is provided with the blocking periods as defined by a company on the Holding List, such blocking periods will be communicated to all Persons. However, this notices has only informative character and Persons have to decide individually whether they have access to Inside Information (see clause 4.4 lit. f)

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4.4	Prior Approval: Trading only upon Prior Approval: Persons may trade in in securities listed on the Holding List upon prior approval as follows:

c.	Prior to transactions in securities on the Holding List, a Person shall request JAG’s Corporate Secretary, and in his absence JAG’s CEO, COO, CFO and/or CIO (“Senior Management”), to grant the transaction.

d.	Such request shall not specify the character of the transaction (sale or purchase, financial instrument etc.), but only indicate that a transaction in securities on the Holding List is intended.

e.	The Senior Management has discretionary power to grant or decline a request; for the sake of clarity, it may consider any reasons including business reasons to decide on the request. The Senior Management shall not motivate its decision.

f.	In the event the transaction is granted, the Person is obliged not to undertake the transaction of the respective securities if he or she is in possession of Inside Information; and he or she should wait two business days after the information has been publicly released before executing the transaction.

g.	In the event the transaction is granted, the Person may execute the transaction within 14 calendar days. If the transaction is not executed within this period, the Person must again request the Senior Management to grant the transaction.

h.	In addition, the Person is still obliged to abide by all applicable laws, rules and regulations regarding the prevention of Insider Trading. The Person takes note that, by granting the transaction, the Senior Management will not assume any responsibility for any consequences of such transaction (and any subsequent transaction of the relevant securities); in particular will it not assume any responsibility for any action, suit or proceeding brought against the Person regarding Insider Trading.

i.	The Senior Management may give additional guidelines to the Person in respect to the grant of a transaction.

5	Project List

5.1	Opening of Project List. A Project List must be opened at the start of every project (irrespective of whether JAG has received non-public information or signed an non-disclosure agreement) regarding a possible transaction of or with a listed issuer or a company having requested or received approval for their financial instruments to be admitted for trading on regulated markets (e.g. IPO).

5.2	Entry in Project List. Because of the size and organisational structure of JAG, all officers and employees of JAG as well as all members of JAG’s Investment Committee and JAG Chairman shall be included in each Project List that has been opened.

5.3	Additional Entries in Project List. Each Project List contains details of all other individuals that are privy to Inside Information regarding a target due to their involvement in the project which has led to the opening of such register. The Project List may also include individuals or entities which are not employed by or otherwise part of JAG (e.g. officers of Jacobs Foundation, consultants, law firms, etc.).

5.4	Closing of Project List. Project Lists are closed upon the conclusion of the project for which they have been established.

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5.5	Communication of Project List. Opening and closing of the Project List will be communicated to all persons previously enrolled in it.

6	Controls, Breaches and Sanctions

6.1	Disclosure. All Persons are — upon request of JAG — required to disclose to the Senior Management and JAG’s corporate secretary their bank relationships and securities deposits. JAG may from time to time require submitting deposit statements for review with respect to the requirements of this Insider Trading Policy.

6.2	Annulation of Transactions. JAG may require any Person to annul or reverse trades or cancel transactions which in the view of JAG constitute a breach of this Insider Trading Policy. All Persons acknowledge that such action of JAG will not give rise to any liability of JAG for any losses, expenses, costs or damages incurred by the Employee as a result of such annulment, reversal or cancellation.

6.3	Legal Measures. Furthermore, JAG reserves the right to take legal measures against all Persons in respect of breaches of the law and/or this Insider Trading Policy, in particular but not limited to measures potentially leading to the initiation of criminal proceedings against such persons. Severe breaches of this Insider Trading Policy may also constitute sufficient legal grounds for termination without notice of the employment agreement with the concerned Person.

7	Miscellaneous

7.1	Contact Person. In case of questions concerning this Insider Trading Policy, JAG’s corporate secretary may be contacted at any time. Persons which are in doubt with respect to the application of this Insider Trading Policy to a contemplated trade or any other transaction must in any case contact the Senior Management prior to executing or otherwise implementing such trade or other transaction.

7.2	Approval, Amendment. This Insider Trading Policy has been approved by the BoD as of 8 March 2016 and shall come into force on 8 March 2016. This Insider Trading Policy and the Annexes thereto, if any, may be changed at any time by decision of the BoD.

7.3	Disclosure of Policy. This Insider Trading Policy shall be made available to all Persons.

Zurich, 6 April 2016

Jacobs Holding AG

/s/ Patrick De Maeseneire	/s/ Michael Tuchschmid
Patrick De Maeseneire	Michael Tuchschmid
CEO	CFO

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Annex 1: Relevant Provisions of the Swiss Stock Exchange Act (SESTA)

Art. 33e Exploitation of Insider Information

1Whosoever has information which they know or must know is an insider information behaves inadmissibly when he or she:

a.	exploits it to acquire or sell securities admitted to trading on a stock exchange or an institution which is similar to a stock exchange in Switzerland or to use financial instruments derived from such securities;

b.	discloses it to another;

c.	exploits it to recommend to another to acquire or sell securities admitted to trading on a stock exchange or an institution which is similar to a stock exchange in Switzerland or to use financial instruments derived from such securities.

2The Federal Council shall issue rules regarding the admissible use of insider information, in particular in connection with:

a.	securities transactions in preparation of a public offer;

b.	a special legal status on the part of the recipient of the information.

Art. 33f Market Manipulation

1A person behaves inadmissibly when he or she:

a.	publicly disseminates information which he or she knows or must know gives false or misleading signals regarding the supply, demand or price of securities admitted to trading on a stock exchange or an institution which is simlar to a stock exchange in Switzerland;

b.	carries out transactions or purchase or sales orders which he or she knows or must know gives false or misleading signals regarding the supply, demand or price of securities admitted to trading on a stock exchange or an institution which is similar to a stock exchange in Switzerland.

2The Federal Council shall issue rules regarding the admissible behavior, in particular in connection with:

a.	securities transactions for the purposes of price management and price stabilisation;

b.	buyback programs for a company’s own securities.

Art. 33e Ausniitzen von Insiderinformationen

1Unzulassig handelt, wer eine Information, von der er weiss oder wissen muss, dass es eine Insider-information ist:

a.	dazu ausnutzt, Effekten, die an einer Borse oder einer borsenahnlichen Einrichtung in der Schweiz zum Handel zugelassen sind, zu erwerben, zu veraussern oder daraus abgeleitete Finanzinstrumente einzusetzen;

b.	einem anderen mitteilt;

c.	dazu ausniitzt, einem anderen eine Empfehlung zum Erwerb oder zur Verausserung von Ef-fekten, die an einer Borse oder einer borsenahnlichen Einrichtung in der Schweiz zum Handel zugelassen sind, oder zum Einsatz von daraus abgeleiteten Finanzinstrumenten abzugeben.

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2Der Bundesrat erlasst Vorschriften Ober die zulassige Verwendung von Insiderinformationen, insbe-sondere im Zusammenhang mit:

a.	Effektengeschaften zur Vorbereitung eines affentlichen Kaufangebots;

b.	einer besonderen Rechtsstellung des Informationsempfangers.

Art. 33f Marktmanipulation

1Unzulassig handelt, wer:

a.	Informationen offentlich verbreitet, von denen er weiss oder wissen muss, dass sie falsche oder irrefiihrende Signale fur das Angebot, die Nachf rage oder den Kurs von Effekten geben, die an einer BOrse oder einer borsenahnlichen Einrichtung in der Schweiz zum Handel zuge-lassen sind;

b.	Geschafte oder Kauf- oder Verkaufsauftrage tatigt, von denen er weiss oder wissen muss, dass sie falsche oder irrefuhrende Signale fur das Angebot, die Nachfrage oder den Kurs von Effekten geben, die an einer Borse oder einer borsenahnlichen Einrichtung in der Schweiz zum Handel zugelassen sind.

2Der Bundesrat erlasst Vorschriften Ober zulassige Verhaltensweisen, insbesondere im Zusammenhang mit:

a.	Effektengeschaften zum Zweck der Kurspflege and Preisstabilisierung;

b.	Rackkaufprogrammen fur eigene Effekten.

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****Commercial Terms Omitted and Filed

Separately with the Securities and Exchange Commission.

Confidential Treatment Requested Under 17 C.F.R. 240.24b-2

Annex 2: Holding List

The Holding List contains companies with exchange-listed securities or securities admitted for trading on regulated markets of which JAG holds securities, e.g. securities of Barry Callebaut AG, Zurich (see clause 4.1):

As of 13 April 2016:

-	Barry Callebaut AG, Zurich, Switzerland

[****]

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Annex 3: Sample Letter of Acknowledgement and Consent

[name and contact details of Person]

Zurich, [date]

Acknowledgement of insider Trading Policy

Dear [Person],

As a director, officer or employee of Jacobs Holding AG (“JAG”), you may in the course of your work become privy to price-sensitive information pertaining to companies with exchange-listed shares, other issuers of exchange-listed securities or companies which have requested or received approval for their financial instruments to be admitted for trading on regulated markets, e.g. SIX Swiss Exchange or other exchanges. Such information may qualify as insider information in the meaning of art. 33e of the Swiss Stock Exchange Act (“SESTA”).

The use of or passing on to third parties of insider information for personal benefit is a criminal offence in Switzerland punishable by imprisonment or monetary penalty. Please refer to JAG’s insider trading policy (the “Insider Trading Policy”) as well as to art. 33e SESTA on the exploitation of the knowledge of confidential information (colloquially: insider trading) and art. 33f SESTA on price manipulation.

You undertake to act in accordance with the Insider Trading Policy, the SESTA and any other applicable insider trading prohibition at all times.

Please be advised that JAG may require employees to annul or reverse trades or cancel transactions which in its view constitute a breach of the Insider Trading Policy. By acknowledging the Insider Policy, you recognize that such action of JAG will not give rise to any liability of JAG for any losses, expenses, costs or damages incurred by employees as a result of such annulment, reversal or cancellation.

We kindly ask you to confirm your acknowledgement of and agreement with the Insider Trading Policy and the relevant provisions of the SESTA by signing below and returning this letter to JAG’s corporate secretary. The corporate secretary will also be at your disposal for any questions you may have in connection with insider trading in general and/or the Insider Trading Policy in particular.

Kind regards,

Jacobs Holding AG

Patrick De Maeseneire	Michael Tuchschmid
CEO	CFO

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I herewith acknowledge and agree to the Insider Trading Policy:

Place, date	Name	Signature

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